SHAWN S. HOYT
Vice President and General Counsel
617-374-9600, x6136
shawn.hoyt@pega.com

April 25, 2005

VIA EDGAR AND FACSIMILE (202-942-9528)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Perry Hinden

Re:	Pegasystems Inc.
Response to Comment Letter dated April 19, 2005
Regarding Preliminary Schedule 14A filed April 11, 2005
File No. 1-11859

Ladies and Gentlemen:

Pegasystems Inc. (“Pegasystems” or the “Company”) is submitting this letter in response to the staff’s comment letter dated April 19, 2005 (the “Comment Letter”) with respect to the Company’s Preliminary Schedule 14A filed on April 11, 2005 (the “Proxy Statement”).

For ease of reference, the staff’s comments are set forth below in bold, followed by the Company’s responses. All page references below are to the Proxy Statement. Pursuant to the staff’s request included in the Comment Letter, the Company has also filed an amended Preliminary Schedule 14A on the date hereof, which reflects the changes discussed below.

Approval of Amendments to Our Restated Articles of Organization, page 22

1.	You indicate in the last sentence of the first paragraph of this section that the proposed amendments to the articles of organization are set forth in Exhibit A to your proxy statement, with deletions indicated by strikeout and additions indicated by underline. Specify which changes in Exhibit A pertain to each of your proposals.

Securities and Exchange Commission

April 25, 2005

In response to this Comment, the Company has included additional language in each Proposal relating to the amendment of the Articles of Organization and within Exhibit A to the Proxy Statement to specify which changes in Exhibit A pertain to each Proposal.

2.	It appears that you are bundling amendments that you propose to make to your by-laws with amendments you propose to make to your articles of organization. For example, in your description of Proposal 2C, you state that if Proposals 2B and 2C are approved by the stockholders, the Board intends to amend a similar provision in the by-laws. As another example, in your description of Proposals 2G and 2H, you state that if such proposals are approved by the stockholders, the Board intends to amend the by-laws to include similar provisions consistent with the MBCA. Are we correct in believing, based on Article VI of your by-laws, that such amendments to your by-laws, similar to proposals 3A through 3D, currently require a separate vote of your stockholders? If so, bundling the shareholder approval of these amendments with amendments to your articles of organization appears to be inconsistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon. Revise your proxy to include separate proposals for each substantive change to give your shareholders an opportunity to vote separately on each amendment to your bylaws. You may mutually condition your proposals, if you only wish to proceed with the proposed changes collectively. In this respect, if any of the proposals are mutually conditioned, provide appropriate disclosure regarding the effect of a negative vote on the related proposals. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-31326.

Unlike the amendments included in Proposals 3A through 3D, neither applicable law nor the Company’s By-Laws or Articles of Organization require the Company to obtain a separate vote of its stockholders to approve the amendments to the By-Laws referenced in Proposals 2C, 2G and 2H. The Company has included references to such planned amendments to the By-Laws in Proposals 2C, 2G and 2H in the interests of full disclosure to the stockholders, but such amendments may be made solely by the Board of Directors. In response to this Comment, the Company has, however, included an additional sentence in each of Proposals 2C, 2G and 2H to clarify that the amendment to the By-Laws referenced therein does not require stockholder approval.

3.	In each of the proposals 2C, 2G and 2H, you indicate that future changes to the by-laws may be made by the board of directors. For each proposal, supplement the disclosure with examples of changes the board of directors might choose to make. Disclose whether the board is currently contemplating any specific changes to the by-laws.

Securities and Exchange Commission

April 25, 2005

In response to this Comment, the Company has included additional language to each of Proposals 2C, 2G and 2H to provide examples of changes that the Board of Directors might choose to make to the By-Laws in the future, and to clarify that the Board is not currently contemplating any specific changes to the specific By-Law provision referenced in such Proposal.

Aside from the amendments referenced in the Proxy Statement, however, the Board is also contemplating the advisability of several other changes to the By-Laws, which changes are mainly administrative in nature and do not relate to any of the topics addressed in the Proxy Statement. These changes are primarily intended to take advantage of other changes permitted by the Massachusetts Business Corporation Act. None of these potential amendments has been approved by the Board of Directors, and, even if they were to be approved by the Board, none would require stockholder approval under the Company’s By-Laws as they exist today or as proposed to be amended as described in the Proxy Statement.

Proposal 2A: Proposal to Amend Articles of Organization Provision Regarding Purposes of the Company, page 22

4.	You indicate that, in the future, the description of the purposes of the company may cease to accurately describe the company’s business. Disclose whether you presently have any specific plans, proposals or arrangements to change the company’s business. If so, please disclose by including materially complete descriptions of new business. If not, please state that you have no such current plans, proposals, or arrangements, written or otherwise, at this time.

In response to this Comment, the Company has added additional language to Proposal 2A to state that the Company has no specific plans, proposals or arrangements, written or otherwise, at this time to change the Company’s business.

Approval of Amendments to Our Amended and Restated By-Laws, page 27

5.	You indicate in the last sentence of the first paragraph of this section that the proposed amendments to your by-laws are set forth in Exhibit B to your proxy statement, with deletions indicated by strikeout and additions indicated by underline. Specify which changes in Exhibit B pertain to each of your proposals.

In response to this Comment, the Company has added additional language in each Proposal and within Exhibit B to the Proxy Statement to specify which changes in Exhibit B pertain to each Proposal. In addition, the Company has underlined the additions in Exhibit B, which underlining was inadvertently omitted from the prior draft of the Proxy Statement.

Securities and Exchange Commission

April 25, 2005

Proposal 3A: Proposal to Amend By-Laws to Change Quorum Requirement for Stockholder Meetings, page 27

6.	Your current proposal lacks sufficient clarity and detail to properly inform a stockholder what exactly is being proposed. Specify exactly what changes will be made to the by-laws to make them “consistent with the MBCA.” Provide a greater discussion of the concept of a “voting group” and explain what is meant in your use of the term “broken.” Elaborate on what “incorporating the concepts described above” entails. Finally, clarify what is meant by your statement that the board of directors has “proposed a similar quorum standard defined as a majority of votes entitled to be cast.”

In response to this Comment, the Company has revised the description of Proposal 3A to provide sufficient clarity and detail to properly inform a stockholder what exactly is being proposed. The reference to “incorporating the concepts described above” and the statement that the board of directors has “proposed a similar quorum standard defined as a majority of votes entitled to be cast” have not been included as part of the revised Proposal because they were no longer relevant as a result of the revisions.

Proposal 3B: Proposal to Amend By-Laws to Change Vote Requirements for Stockholder Action, page 27

7.	Revise the second paragraph of this proposal to explain exactly what it is you are proposing. What is meant by the statement “[s]hares as to which a nominee has no voting authority as to a particular matter are not deemed voted with respect to such matter?” Revise your discussion of the “two-pronged standard” to better explain exactly what this standard is.

In response to this Comment, the Company has revised the second paragraph of Proposal 3B to provide sufficient clarity and detail to properly inform a stockholder what exactly is being proposed and to better explain the “two-pronged standard” proposed by the Board. The statement “[s]hares as to which a nominee has no voting authority as to a particular matter are not deemed voted with respect to such matter” was primarily intended to address the effect of broker non-votes on the calculation used to determine whether a majority of shares voted at the meeting has been reached on a particular matter under the Company’s existing By-Laws. However, that statement has not been included in the revised Proposal because the Company did not feel, in light of the potential confusion regarding its meaning, that it was helpful to a stockholder in understanding the Proposal.

Securities and Exchange Commission

April 25, 2005

Proposal 3D: Proposal to Amend Article VI of the By-Laws Regarding Amendments of the By-Laws, page 28

8.	Specify the “number of changes intended to conform with the requirements of the MBCA” you refer to in the last sentence of the first paragraph. Are these changes noted in Exhibit B to the proxy statement?

In response to this Comment, the Company has included additional language in Proposal 3D to explain the nature of these conforming changes and to clarify that such changes are reflected in Exhibit B to the proxy statement in the last four full paragraphs of Article VI, as proposed to be amended.

* * * * * *

The Company hereby acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 374-9600 (ext. 6136) or to the Company’s counsel, Robert V. Jahrling at (617) 248-5148 or Brian J. Carr at (617) 248-4028. Thank you.

Sincerely,

/s/ Shawn S. Hoyt Shawn S. Hoyt
Vice President and General Counsel

cc:	Barbara C. Jacobs, Assistant Director
Robert V. Jahrling, Esq.
Brian J. Carr, Esq.